SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM ~~10-K~~ AR/S

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended **December 31, 2001**

PE

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: **2-96144**

CITIZENS FINANCIAL CORP.
(exact name of registrant as specified in its charter)

Delaware	**55-0666598**
(State of Incorporation)	(I.R.S. Employer Identifica[redacted]
213 Third St. **Elkins, West Virginia** (Address of Principal Executive Offices)	**26241** (Zip Code)
Registrant's Telephone Number, Including Area Code:	**(304) 636-4095**

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes **X** No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Yes **X** No ______

The aggregate market value of Citizens Financial Corp. common stock, representing all of its voting stock that was held by nonaffiliates on March 6, 2002, was approximately $17,210,000.

As of March 6, 2002, Citizens Financial Corp. had 750,000 shares of common stock outstanding with a par value of $2.00.

This report contains 61 pages.

(1) The Company's Form S-4, dated February 19, 1987, is incorporated by reference in Item 14(c) of Part IV of this report to the extent stated herein.

(2) The Bank's Executive Supplemental Income Agreement, previously filed as an Exhibit to the Company's Form 10-K dated December 31, 1996, and amended as filed in the December 31, 1997 Form 10-K, is also incorporated by reference in Item 11 of Part IV of this report.

(3) The Company's Bylaws, which were previously filed on pages 64-71 of its Form 10-K dated December 31, 1998, are incorporated by reference in Item 14(c) of Part IV of this report.

(4) The Company's Articles of Incorporation, previously filed on pages 66-70 of its Form 10-K dated December 31, 1999 are incorporated by reference in Item 14(c) of Part IV of this report.

(5) The Company's Purchase and Assumption Agreement with South Branch Valley National Bank for the purchase of its banking facilities, assets and liabilities located in Petersburg, West Virginia previously filed on pages 71-173 of its Form 10-K dated December 31, 1999 is incorporated by reference in Item 14(c) of Part IV of this report.

CITIZENS FINANCIAL CORP.
FORM 10-K INDEX

Citizens Financial Corp.
Form 10-K, Part I

Item 1. Business
Item 2. Properties

The following discussion satisfies the reporting requirements of Items 1 and 2.

Description of Citizens

Organizational History and Subsidiaries

Citizens Financial Corp., ("Citizens" or "the Company"), was organized as a Delaware business corporation on September 29, 1986, and its Certificate of Incorporation was filed with the Delaware Secretary of State on October 2, 1986. Citizens Financial Corp. was formed at the request of the Board of Directors of Citizens National Bank of Elkins, Randolph County, West Virginia, for the purpose of becoming a bank holding company within the meaning of applicable statutory and regulatory authority.

Citizens National Bank, ("the Bank"), a wholly-owned subsidiary of Citizens Financial Corp., was organized on November 19, 1923 and has operated in Elkins, Randolph County, West Virginia, as a national banking association continuously since that time. On March 21, 1987, the stockholders of Citizens National Bank approved an Agreement and Plan of Reorganization whereby Citizens National Bank would become a wholly-owned subsidiary of Citizens Financial Corp. This reorganization became effective on April 30, 1987.

On July 17, 2000, Citizens Financial Services, LLC, also a wholly-owned subsidiary of Citizens Financial Corp., was established for the purpose of investing in ProServ Insurance Agency, LLC, a general insurance agency selling primarily property and casualty insurance and whose members are member banks of the West Virginia Bankers Association. Citizens' ownership in ProServ is less than 5%.

Employees

As of December 31, 2001 neither Citizens Financial Corp. or Citizens Financial Services, LLC, had any paid employees. Citizens National Bank employed 93 full-time equivalent employees at that date. The Bank's employees are not represented by any union or other collective bargaining agreement and the Bank believes its employee relations are good.

Business of Citizens and Citizens National Bank

As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, Citizens' present business is the operation of its banking and insurance subsidiaries. As of December 31, 2001 Citizens' consolidated assets approximated $166,819,000 and total shareholders' equity approximated $19,022,000.

Citizens National Bank is a full-service commercial bank and, as such, engages in most types of business permitted by law or regulation. Among these services are the acceptance of time, demand and savings deposits including NOW accounts, regular savings accounts, money market deposit accounts, fixed-rate certificates of deposit and club accounts. In addition safe deposit box rentals, wire transfer services, telebanking services and 24-hour Automated Teller Machine (ATM) services through several regional and nationwide service providers.

The Bank offers a full spectrum of lending services to its customers, including commercial loans and lines of credit, residential real estate loans, consumer installment loans and other personal loans. Commercial loans are generally secured by various collateral, including commercial real estate, accounts receivable and business machinery and equipment. Residential real estate loans consist primarily of mortgages on the borrower's personal residence, and are typically secured by a first lien on the subject property. Consumer and personal loans are generally secured, often by first liens on automobiles, consumer goods or depository accounts. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate risk and credit risk. Bank lending personnel adhere to established lending limits and authorities based on each individual's lending expertise and experience.

When considering loan requests, the primary factors taken into consideration by the Bank are the cash flow and financial condition of the borrower, the value of the underlying collateral, if any, and the character and integrity of the borrower. These factors are evaluated in a number of ways including an analysis of financial statements, credit reviews and visits to the borrower's place of business.

The Bank also maintains a trust department which acts as trustee under wills, as executor and administrator of estates, as guardian for estates of minors and incompetents and serves in various corporate trust capacities.

As a bank holding company, Citizens is permitted to engage in certain nonbanking activities which are closely related to banking under the provisions of the Bank Holding Company Act, the Federal Reserve Boards' Regulation Y and the Gramm Leach Bliley Act. Beginning in January, 1999 the Bank began providing brokerage services through a contractual agreement with PrimeVest Financial Services, Inc. (PrimeVest). Products and services offered through PrimeVest include stocks, bonds, mutual funds and annuities. These services are not bank deposits and do not carry FDIC insurance. As such, they do carry a risk of loss and are intended only for those customers who understand and accept such risk. Citizens nonbanking subsidiary, Citizens Financial Services, LLC, was established in 2000 to offer insurance products to customers as permitted by applicable regulations. As a member of ProServ Insurance Agency, LLC, Citizens Financial Services, along with all other ProServ members, shares in the income generated by ProServ. The Bank also provides fixed rate residential mortgage products through agreements with several mortgage brokers. Under these agreements the Bank's involvement is limited to processing the loan application for a fee while loan approval decisions, underwriting and funding are done by the mortgage brokers.

Statistical Information

The disclosures required by Securities Act Guide 3 - "Statistical Disclosure by Bank Holding Companies", are included in Item 6 - Selected Financial Data, on pages 9 through 15 of this report.

Properties

The services described above are offered from offices owned by the Bank

Street, Elkins, West Virginia. In addition the Bank owns a drive-in facility directly across from its main office on Third Street and it has owned and operated a 5,000 square foot full service branch in Parsons, West Virginia since 1984. In 1992 a branch facility was opened in Beverly, West Virginia which contains approximately 1,840 square feet. This facility, which is also owned, provides drive-in and ATM service in addition to traditional deposit and teller services. Loan services, however, are not provided at the Beverly branch. During 2000 the Bank acquired and opened a full service facility in Petersburg, West Virginia containing 2,280 square feet and also constructed another full service facility in Slatyfork, West Virginia containing 3,200 square feet. All of these facilities are fully utilized for banking purposes except the Parsons branch which leases approximately 800 square feet to a cable television company.

In January 2002, the Bank opened another full-service branch located in leased space within a supermarket in Marlinton, West Virginia.

Neither Citizens Financial Corp. or Citizens Financial Services, LLC, owns or leases any property. To date they have utilized the Bank's facilities and have not occupied more than a minimal amount of space. Neither company compensates the Bank in any way for such usage as it is deemed to be insignificant. Management believes the existing facilities are adequate and suitable to conduct its business activities into the foreseeable future.

Competition

Citizens faces a high degree of competition for all of its services including five banks in Randolph County, three in Tucker County, five in Grant and nearby Hardy Counties, and three in Pocahontas County. As of June 30, 2001, the most recent date for which data is available, Citizens deposits represented 29.0%, 23.3%, 4.1%, and 2.5% of total deposits in Randolph, Tucker, Grant and Pocahontas Counties respectively.

Nonbank competition has increased in recent years locally by the establishment of brokerage companies and the expansion of insurance operations and credit unions as well as from mutual funds located throughout the country. The Company has found its brokerage unit and insurance subsidiary has helped it better meet this competition.

West Virginia banks are allowed unlimited branch banking throughout the State. The Interstate Banking and Branch Efficiency Act of 1994 also authorizes interstate branching by acquisition and consolidation nationwide. These and similar provisions impacting both the banking and thrift industries may serve to intensify future competition within Citizens' market.

Supervision and Regulation

Citizens, as a bank holding company, is subject to the restrictions of the Bank Holding Company Act of 1956, as amended, and is registered pursuant to its provisions. As such, Citizens is subject to the reporting requirements of and examination by the Board of Governors of the Federal Reserve System ("Board of Governors").

The Bank Holding Company Act prohibits the acquisition by a bank holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the Board of Governors. With certain exceptions, a bank holding company also is prohibited from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking, or managing or controlling banks.

As a bank holding company doing business in West Virginia, Citizens is also subject to regulation and examination by the West Virginia Department of Banking and must submit annual reports to the Department. Further, any acquisition application which Citizens must submit to the Board of Governors must also be submitted to the West Virginia Banking Board for approval.

In 1994, Congress passed the Reigle-Neal Interstate Banking Bill (the "Interstate Bill"). The Interstate Bill permits certain interstate banking activities through a holding company structure, effective September 30, 1995. It permits interstate branching by merger effective June 1, 1997 unless states "opt-in" sooner, or "opt-out" before that date. States may elect to permit de novo branching by specific legislative election. In March 1996, West Virginia adopted changes to its banking laws so as to permit interstate banking and branching to the fullest extent permitted by the Interstate Bill. The Interstate Bill permits consolidation of banking institutions across state lines and, perhaps, de novo entry. As its provisions become effective, it is likely that the resulting restructurings and interstate activities will result in the realization of economies of scale within those institutions with entities in more than one state. One result could be increased competitiveness, due to the realization of economies of scale and/or, where permitted, due to de novo market entrants.

Under West Virginia banking law, an acquisition or merger is not permitted if the resulting depository institution or its holding company, including any depository institutions affiliated therewith, would assume additional deposits to cause it to control deposits in the State of West Virginia in excess of twenty five percent (25%) of such total amount of all deposits held by insured depository institutions in West Virginia. This limitation may be waived by the Commissioner of Banking for good cause shown.

Citizens National Bank, as a national banking association, is subject to supervision, examination and regulation by the Office of the Comptroller of the Currency. It is also a member of the Federal Reserve System, and as such is subject to applicable provisions of the Federal Reserve Act and regulations issued thereunder.

The deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law. Accordingly, the Bank is also subject to regulation by the FDIC.

Under the Community Reinvestment Act of 1977, the Comptroller of the Currency is required to assess the record of all financial institutions regulated by it to determine if such institutions meet the credit needs of the community (including low-to-moderate income neighborhoods) served by them and to take this record into account in its evaluation of any application made by any such institution for, among other things, approval of a branch or other deposit facility, office relocation, or the merger with or acquisition of assets of another bank. The state of West Virginia has a similar statutory regulation. In its most recent examination the Bank received a satisfactory CRA rating.

The Bank is subject to various capital requirements under federal banking regulations including the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). Quantitative measures established by those regulations ensure minimum capital levels are maintained. Those measures are summarized in Note 12 to the Consolidated Financial Statements which begins on page 43 of this report. Also contained in that Note are the Bank's regulatory capital ratios at December 31, 2001. Those ratios show that the Bank satisfied the requirements necessary to be categorized as well capitalized which is the highest category established under the regulations. As a well capitalized institution Citizens is permitted to engage in a wider range of banking activities than may be permitted otherwise.

prescribe regulations relating to various operational areas of banks and bank holding companies. These include standards for internal audit systems, loan documentation, information systems, internal controls, credit underwriting, interest rate exposure, asset growth, compensation, and such other standards as the agency deems appropriate.

As a subsidiary bank of a bank holding company, Citizens National Bank is also subject to certain restrictions imposed by the Federal Reserve Act upon any extensions of credit to Citizens Financial Corp. or any of its other subsidiaries, on investments in the stock or other securities of that bank holding company or its subsidiaries, and on the taking of such stock or securities as collateral for loans to any borrower.

Item 3. Legal Proceedings

As of December 31, 2001 Citizens Financial Corp. was not involved in any material legal proceedings. The Bank is currently involved in various legal proceedings which occur in the normal course of business. After consultation with legal counsel, management believes that all such litigation will be resolved without materially affecting the Company's financial position or results of operations. In addition, there are no material proceedings known to be threatened or contemplated against the Company or its subsidiaries.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of Citizens Financial Corp. during the fourth quarter of 2001.

Part II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

Historically, the stock of Citizens Financial Corp. and, prior to its formation, the stock of Citizens National Bank, has traded only sporadically. The stock is not listed on any security exchange, however, a number of brokerage firms provide an efficient and orderly market for transactions involving its shares. There are no further plans, understandings, arrangements or agreements to list the stock on any exchange at this time.

Citizens has only one class of stock, that being common stock, and all voting rights are vested in its holders. The shareholders of Citizens are entitled to one vote for each share of common stock owned on all matters subject to a vote of shareholders. At February 28, 2002 shareholders of record numbered 487. The Company has no plans to issue senior securities.

Citizens maintains a policy under which it may purchase shares of its' own stock for treasury, subject to certain limitations, when it is deemed to be in the best interest of the Company to do so. Such shares are purchased on the open market through independent brokers. At December 31, 2000 and 2001 the number of treasury shares was 99,388 and 101,127, respectively. These shares are included in the total number of shares issued, as disclosed above, and no plans currently exist regarding their use and there are no plans regarding future purchases.

The following table presents the high and low market prices for Citizens' common stock for the periods indicated.

First Quarter through February 28, 2002	$30.40	$29.50
2001		
First Quarter	$27.50	$27.00
Second Quarter	$27.60	$26.00
Third Quarter	$29.90	$27.10
Fourth Quarter	$31.00	$28.75
2000		
First Quarter	$40.00	$35.00
Second Quarter	$33.00	$25.00
Third Quarter	$31.50	$25.00
Fourth Quarter	$31.00	$26.25

The prices listed above are based upon information available to Citizens' management through those brokers which deal in the Company's stock as well as through certain Internet quotation services and are believed to accurately represent the amount at which its stock was traded during the periods indicated. Prices reflect amounts paid by purchasers of the stock and, therefore, may include commissions or fees paid to brokers. The amounts of such commissions or fees, if any, are not known to management. No attempt was made by management to ascertain the prices for every sale made during these periods. The decrease in stock price which occurred in 2000 was discussed in the management's discussion and analysis section of the Company's 2000 Form 10-K filing.

Citizens shareholders are entitled to receive dividends when and as declared by its Board of Directors. Dividends are typically paid quarterly. Aggregate dividends were $1.30 per share in 2001 and $1.20 per share in 2000. Payment of dividends by Citizens is dependent upon payment of dividends to it by the subsidiary bank. The ability of the Bank to pay dividends is subject to certair limitations imposed by national banking laws as outlined in Note 12 to the Consolidated Financial Statements on page 43 of this report.

Selected financial data for the five years ended December 31, 2001 is presented in the following table. This summary should be read in conjunction with the consolidated financial statements and related notes included in Item 8 of this report.

Citizens Financial Corp.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)

	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Total assets	$ 166,819	$ 153,532	$ 137,297	$ 136,701	$132,132
Securities	48,964	42,337	41,562	43,812	38,519
Loans, net	107,075	101,033	85,665	85,709	86,400
Deposits	131,752	121,519	110,232	113,464	110,401
Total shareholders' equity	19,022	17,390	15,954	16,649	16,095
SUMMARY OF OPERATIONS:					
Total interest income	$ 11,830	$ 11,154	$ 10,058	$ 10,336	$ 10,314
Total interest expense	4,677	4,425	3,963	4,108	4,014
Net interest income	7,153	6,729	6,095	6,228	6,300
Provision for loan losses	347	264	714	120	236
Net interest income after provision for loan losses	6,806	6,465	5,381	6,108	6,064
Noninterest income	1,131	979	701	555	563
Noninterest expense	5,035	4,582	4,491	4,242	4,052
Income before income taxes	2,902	2,862	1,591	2,421	2,575
Income taxes	997	973	490	821	934
Net income	$ 1,905	$ 1,889	$ 1,101	$ 1,600	$ 1,641
PER SHARE DATA:					
Net income:	$2.93	$2.90	$1.67	$2.41	$2.40
Cash dividends	$1.30	$1.20	$1.10	$1.00	$ .90

Additional information required under Securities Act Industry Guide 3 for Bank Holding Companies follows:

Distribution of Assets, Liabilities & Shareholders' Equity;
Interest Rates and Interest Differential

	2001			2000			1999		
	Avg Bal	Interest	Yield/Rate	Avg Bal	Interest	Yield/Rate	Avg Bal	Interest	Yield/Rate
	(in thousands of dollars)			(in thousands of dollars)			(in thousands of dollars)		
Interest Earning Assets:									
Federal funds sold	$ 1,421	$ 45	3.17%	$ 965	$ 61	6.32%	$ 1,432	$ 73	5.10%
Securities:									
Taxable	37,153	2,280	6.14	37,165	2,281	6.14	35,438	2,117	5.97
Tax-exempt (1)	5,209	371	7.12	6,847	503	7.35	7,543	551	7.31
Loans (net of unearned interest) (1) (2)	106,154	9,300	8.76	93,339	8,510	9.12	86,630	7,522	8.68
Total interest earning assets (1)	149,937	11,996	8.00	138,316	11,355	8.21	131,043	10,263	7.83
Nonearning assets:									
Cash and due from banks	3,978			3,800			4,153		
Bank premises and equipment, net	2,580			1,635			1,445		
Other assets	3,174			1,651			1,955		
Allowance for loan losses	(1,254)			(1,085)			(1,001)		
Total assets	$158,415			$144,317			$137,595		
Interest Bearing Liabilities:									
Savings deposits	$ 21,469	422	1.97	$ 21,124	477	2.26	$ 21,220	478	2.25
Time deposits	59,208	3,083	5.21	52,044	2,644	5.08	52,294	2,546	4.87
NOW accounts	24,082	595	2.47	22,083	600	2.72	20,152	471	2.25
Money market accounts	5,669	119	2.10	5,964	123	2.06	5,780	116	2.01
Borrowings	10,993	457	4.16	10,481	581	5.54	6,903	352	5.10
Total interest bearing liabilities	121,421	4,676	3.85	111,696	4,425	3.96	106,349	3,963	3.73
Noninterest bearing liabilities:									
Demand deposits	16,754			15,357			13,923		
Other liabilities	1,729			768			767		
Shareholders' equity	18,511			16,496			16,556		
Total liabilities and shareholder's equity	$158,415			$144,317			$137,595		
Net interest income (1)		$7,320			$ 6,930			$ 6,300	
Net interest income to average earning assets (1)			4.88%			5.01%			4.81%

(1) Yields on tax-exempt holdings are expressed on a tax equivalent basis using a 34% tax rate.

(2) For the purpose of these computations, nonaccruing loans are included in the amounts of average loans outstanding.

Rate ume Analysis

The following table sets forth a summary on the changes in interest earned and interest expense detailing the amounts attributable to (i) changes in volume (change in the average volume times the prior year's average rate), (ii) changes in rate (change in the average rate times the prior year's average volume). The changes in rate/volume (change in the average volume times the change in the average rate), has been allocated to the changes in volume and changes in rate in proportion to the relationship of the absolute dollar amounts of the change in each.

	2001 Compared to 2000 Increase (Decrease) Due to			2000 Compared to 1999 Increase (Decrease) Due to		
	(in thousands of dollars)					
	Volume	Rate	Total	Volume	Rate	Total
Interest earned on:						
Federal funds sold	$ 22	$ (38)	$ (16)	$ (27)	$ 15	$ (12)
Taxable securities	(1)	-	(1)	103	61	164
Tax-exempt securities	(117)	(15)	(132)	(51)	3	(48)
Loans	1,136	(346)	790	598	391	989
Total interest earned	1,040	(399)	641	623	470	1,093
Interest expense on:						
Savings deposits	7	(62)	(55)	(2)	1	(1)
Time deposits	370	69	439	(12)	110	98
NOW accounts	52	(57)	(5)	48	81	129
Money market accounts	(6)	2	(4)	4	3	7
Other borrowing	27	(151)	(124)	185	44	229
Total interest expense	450	(199)	251	223	239	462
Net interest income	$ 590	$ (200)	$ 390	$ 400	$ 231	$ 631

Securities Portfolio

Presentation of the amortized cost of securities as of December 31, 2001 and 2000 may be found in Note 3 to the Consolidated Financial Statements which begins on page 32 of this report.

The following table sets forth the maturities of securities as of December 31, 2001 and the weighted average yields of such securities (calculated on the basis of the amortized cost and effective yields weighted for the scheduled maturity of each security).

	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands of dollars)									
U.S. Treasury and other U.S. government agencies and corporations	$ 3,493	6.17%	$21,706	5.16%	$ -	-	$ -	- %	$25,198	5.30%
State and political subdivisions (1)	1,543	6.71	1,784	8.33	3,890	5.66	-	-	7,219	6.54
Other securities	5,511	6.19	9,386	6.83	-	-	732	5.82	15,629	6.56
Total	$10,547	6.26%	$32,876	5.81%	$3,890	5.66%	$ 732	5.82%	$48,046	5.91%

The portfolio contains no securities of any single issuer in which the aggregate amortized cost of such securities exceeds ten percent of shareholders' equity.

(1) Tax-equivalent adjustments, using a rate of 34%, have been made in calculating yields on obligations of state and political subdivisions.

Loan Portfolio

Types of Loans

The distribution of loans by major category as of December 31, 2001 and 2000 may be found in Note 4 to the Consolidated Financial Statements which begins on page 34 of this report. All loans in the portfolio are domestic in nature.

Loan Maturities and Interest Rate Sensitivity

Note 4 to the Consolidated Financial Statements also provides data concerning the contractual maturities of loans, including commercial, financial and agricultural loans as well as real estate construction loans, as of December 31, 2001. Also provided are the amounts due after one year classified as fixed rate and variable rate loans.

Risk Elements

Nonperforming Loans

Nonperforming loans consist of loans in nonaccrual status, loans which are past due 90 days or more and still accruing interest and restructured loans. The following table sets forth the amounts of such loans as of the dates indicated:

	December 31	
	2001	2000
	(in thousands of dollars)	
Nonaccrual loans	$ 30	$181
Loans past due 90 days or more still accruing interest	337	22
Restructured loans	-	-
Total	$367	$203

Loans are generally placed on nonaccrual status when they are past due 90 days as to principal or interest unless they are both well secured and in the process of collection. The following table provides a summary of information pertaining to nonaccrual loans as of December 31, 2001:

	(in thousands)
Total nonaccrual loans	$ 30
Interest income which would have been recorded under original terms	1
Interest income recorded during the year	5

Potential Problem Loans

As of December 31, 2001, the Company identified no loans which it classified as impaired due to doubts about the borrowers ability to repay as called for in the loan documents as stated in Note 5 to the Consolidated Financial Statements found on page 36 of this report.

Loan Concentrations

Information concerning loan concentrations is provided in Note 4 to the Consolidated Financial Statements which begins on page 34 of this report.

Summary of Loan Loss Experience

Note 5 to the Consolidated Financial Statements, which begins on page 36 of this report, presents an analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999.

The amount charged to the provision for loan losses and the related balance in the allowance for loan losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, its analysis of overall loan quality, changes in the mix and size of the loan portfolio, previous loss experience, general economic conditions and information about specific borrowers.

The ratio of net losses to average loans outstanding was .09% in 2001, .13% in 2000 and .94% in 1999.

The following table shows an allocation of the allowance for loan losses for the two years ended December 31, 2001 and 2000.

	December 31			
	2001		2000	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(in thousands of dollars)			
Commercial, financial and agricultural	$ 621	17%	$ 313	15%
Real estate - construction	29	3	35	2
Real estate - mortgage	412	65	438	69
Installment and other	127	15	62	14
Unallocated	209	N/A	303	N/A
Total	$1,398	100%	$1,151	100%

Deposits

The average daily amount of deposits and the rates paid on those deposits for the years ended December 31, 2001, 2000 and 1999 were previously presented in the Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential. That table may be found on page 10 of this report.

A table summarizing the maturities of time certificates of deposit, including individual retirement accounts, of $100,000 or more as of December 31, 2001 may be found in Note 7 to the Consolidated Financial Statements which begins on page 37 of this report. There were no other time deposits of $100,000 or more at that date.

Return on Equity and Assets

The following table shows consolidated operating and capital ratios for the periods indicated.

	Year Ended December 31		
	2001	2000	1999
Return on average assets	1.20%	1.31%	.80%
Return on average equity	10.29	11.45	6.65
Dividend payout ratio	44.37	41.38	65.87
Average equity to assets ratio	11.69	11.43	12.03

Short-term Borrowing

Information concerning the Company's short-term borrowing is presented in Note 10 to the Consolidated Financial Statements which begins on page 42 of this report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the significant changes in the financial condition and results of operations of Citizens Financial Corp. and its subsidiaries, Citizens National Bank of Elkins, and Citizens Financial Services, LLC, for the periods indicated. This discussion and analysis should be read in conjunction with the Company's 2001 Annual Report to Shareholders and Form 10-K. Since the primary business activities of Citizens Financial Corp. are conducted through the Bank, this discussion focuses primarily on the financial condition and operations of the Bank. This discussion may contain forward looking statements based upon management's current expectations. Such forward looking information may involve uncertainties including those associated with interest rates and the general economic environment, regulations, competitive changes, and other risks. The Company does not undertake to update such forward looking statements that may be made. When provided, forward looking information is intended to assist readers in understanding anticipated future operations and are included pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995; actual results may differ. Amounts and percentages used in this discussion have been rounded.

Results of Operations

Earnings Summary

For the second consecutive year the Company has realized record earnings. Net income of $1,905,000 in 2001 exceeded the $1,889,000 earned in 2000 and $1,101,000 earned in 1999. On a per share basis, earnings were $2.93 in 2001, $2.90 in 2000, and $1.67 in 1999. The return on average assets for the three years, respectively, was 1.20%, 1.31%, and .80% while the return on average equity was 10.29%, 11.45%, and 6.65%.

The 2001 results benefited from growth in the earning asset base, strong net interest income and rising noninterest income. Unusually high loan charge offs caused income in 1999 to fall below typical levels. These and other factors influencing the Company's results of operations and

financial condition are addressed in the following sections of this report.

Net Interest Income

Net interest income is the primary component of Citizens' earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. The Bank attempts to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

Among the primary factors which impact net interest income are changes in the balance sheet composition and interest rates. Both of these factors changed significantly over the 1999-2001 period with earning assets growing by more than 14% while the rising interest rate environment of 2000 was followed by falling rates in 2001. Despite these changes, Citizens maintained a superior net interest margin of 4.88% in 2001, 5.01% in 2000, and 4.81% in 1999 on tax-equivalent net interest income of $7,320,000, $6,930,000 and $6,300,000, respectively.

The increase in net interest income in 2001 is mainly due to an increase in earning assets of $11.6 million and loans specifically. However, the falling interest rates caused the yield on earning assets to decrease 21 basis points to 8.00% which ultimately caused the drop in the net interest margin. This effect was partly offset by an 11 basis point drop in the cost of interest bearing liabilities to 3.85%.

In 2000 the Bank also benefited from rising levels of earning assets. Unlike 2001, however, both the yield on earning assets and the cost of interest bearing liabilities increased by 38 and 23 basis points, respectively. With this spread between earnings on assets and the cost of liabilities becoming wider, net interest margin increased.

Citizens ability to maintain its level of net interest income is crucial to its financial performance. Key variables to managing net interest income, as well as the methods used to do so, are discussed in the Interest Rate Sensitivity portion of this report.

Noninterest Income

Noninterest income includes all revenues not included in interest and fee income related to earning assets and is becoming increasingly important to Citizens earnings. Total noninterest income of $1,131,000 in 2001 is up from $979,000 in 2000 and $701,000 in 1999. As a percentage of total income, noninterest income was 8.7%, 8.1% and 6.5%, respectively.

Much of the increase in 2001, including those in service fees and insurance commissions, reflects an increase in the Bank's customer base following the addition of two new branch facilities during 2000. Significant increases totaling $119,000 occurred in minimum balance fees, overdraft fees, and ATM fees. Brokerage fees also increased by approximately 26% in 2001 reflecting strong annuity sales, particularly in the first half of the year. Continuing sluggish markets may cause lower revenues in 2002, however. Commissions from the sales of insurance increased to $56,000 in 2001 while trust revenues remained about the same

as in 2000. Other noninterest income decreased by $45,000 to $204,000 as the sale of promotional coins fell as did the amount of gains realized from the sale of repossessed properties. In addition, during 2000 the Company recognized income of $30,000 when an insurance carrier used for one of the Bank's employee benefit plans converted from a mutual company to a stock company. These decreases were somewhat offset by a $51,000 increase in fees relating to the processing of secondary market mortgage loans. The Bank entered a new secondary market program in October 2001 and has been very pleased with the results. The Bank's involvement in the program is limited to processing the loan application for a fee while loan approval decisions, underwriting and the funding of the loans are done by unrelated mortgage brokers.

Noninterest income improved in 2000 due not only to the branch expansions which occurred during the year but also the implementation of a new fee schedule during 1999. It was these two factors which caused overdraft fees to increase by $87,000 during the year. Improvements in brokerage fees, which was in just its second year of operation in 2000, of $36,000 and the sale of promotional items, totaling $49,000, along with gains on the sale of repossessed properties also contributed to the increase.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses, and income taxes. With the opening of two new branch facilities during 2000, noninterest expense was expected to rise in 2001 as the full year impact of these branches would be felt. In fact, this was the case as total noninterest expense rose 9.9% to $5,035,000 in 2001 from $4,582,000 in 2000 and $4,491,000 in 1999. Of the 2001 increase of $453,000, $352,000 was related to the two new branches.

The largest component of noninterest expense continues to be salaries and benefits which increased by $337,000 to $2,649,000 in 2001. Of this $198,000 was related to the full year impact of the new branch facilities, while the remainder is due to increases in salaries and the cost of group insurance programs company wide. Occupancy expense and equipment expense increased by $46,000 and $95,000, respectively, in 2001 also due largely to the effect of the new facilities where depreciation, utilities, janitorial and maintenance costs rose by a combined $90,000. Data processing costs, many of which are based on the number of accounts processed, and postage expense were similarly impacted by the addition of the branches.

Professional service expenses decreased for the second consecutive year in 2001 as costs related to loan matters, which peaked in 1999 when significant charge-offs occurred, continued to fall. Other noninterest expense also fell during the year, despite increases in expenses related to the new branch activities, as expenses related to the acquisition, maintenance, and sale of foreclosed properties dropped by $141,000.

While the branches established throughout 2000 did have a significant impact on noninterest expense, overall they contributed $115,000 to pretax income in 2001 as loan and deposit growth was greater than expected resulting in better than anticipated net interest income. With the establishment of another branch in 2002 noninterest expense is expected to increase again. However, provided this new facility reaches its expected

loan and deposit levels, the impact on income is expected to be minimal. Subsequent or additional growth is expected to improve profitability.

In the year 2000 total noninterest expense increased by $91,000, just 2%, which was entirely due to the new branching activity.

Income Taxes

Income tax expense for the years 2001, 2000, and 1999 was $997,000, $973,000, and $490,000, respectively. Included in these figures are both federal and state income taxes. These figures represent effective tax rates of 34.4%, 34.0%, and 30.8% in the respective years. The Company has not been subject to the federal alternative minimum tax during any of the periods covered by this report. Note 8 of the accompanying consolidated financial statements provides further information and additional disclosure of the significant components influencing the Company's taxes.

Financial Condition

Summary

Total assets of $166,819,000 at December 31, 2001 are approximately $13,287,000 more than at December 31, 2000 as the Company's primary funds sources, deposits and repurchase agreements, increased approximately $12.3 million while capital also grew by $1.6 million. Average assets for the year were $158,415,000 while average earning assets were $149,937,000. A further discussion of the Company's major balance sheet categories, liquidity, and interest rate sensitivity, as well as the impact of inflation on the Company, follows.

Loan Portfolio

Total loans at December 31, 2001 of $108,577,000 were $6,295,000 more than at year-end 2000 representing a growth rate of 6.15% which may be attributed to the success of the Bank's two new locations where loan growth totaled $7.0 million.

Mortgage lending easily remains the Bank's largest portfolio totaling $73,996,000 at year-end 2001 of which $48,644,000 were residential mortgages. Mortgage demand in the Bank's market area was good in 2001 although many consumers preferred fixed rate mortgages over the adjustable rate mortgages traditionally offered by the Bank. As a result, a number of the Bank's residential mortgage loans were refinanced and newly originated mortgages were suppressed. As explained in the discussion of noninterest income, the Bank has entered into a fixed rate mortgage program with several underwriters as a means of retaining and enhancing customer relationships and fee income. Through year-end this program has been very successful.

Lacking this fixed rate mortgage program for much of the year, special efforts were made to develop commercial lending activity. In 2001, this was aided by falling interest rates as many commercial loans carry interest terms which are tied to the prime rate. At December 31, 2001, total commercial loans of $18,460,000 were $2,713,000 more than at year-end 2000. In addition, loans made to commercial entities which are secured by real

estate of $21,993,000 are included in the mortgage loan portfolio. This brings total loans for commercial activity, including those secured by real estate, to approximately $40,453,000.

Consumer lending increased by approximately 11.3%, or $1.6 million, to $16,025,000 at year-end 2001. The majority of the Bank's consumer loans are used to finance the purchase of automobiles. As was the case in 2000, competition from auto manufacturers has made it difficult for the Bank to compete for new car loans. However, the Bank has been successful in its efforts to finance late model used cars, particularly in some of its newer markets.

In 2002 the Bank expects to focus its loan efforts once again on those areas where it has success in 2001, commercial and certain types of consumer lending. The establishment of another branch facility is expected to provide approximately 45% of total loan growth. With the expectation of continued softness in the economy the gross loan to deposit ratio will likely remain near its current level of 82.4%.

Additional information concerning the Company's loan portfolio, including loan mix and maturities, may be found in Note 4 to the accompanying financial statements while Note 11 provides a discussion of the Bank's commitments to extend credit.

Allowance for Loan Losses

Management maintains an allowance for possible loan losses at a level it considers adequate to provide for losses that can be reasonably anticipated. This is done by a process of continual review of the loan portfolio, specific loans, and various factors which may impact them. A discussion of these factors, and the process by which they are used, is presented in Note 1 to the financial statements.

At December 31, 2001, 2000 and 1999, the allowance for loan losses was $1,398,000, $1,151,000, and $1,011,000, respectively. At these levels the allowance represented 1.29%, 1.13%, and 1.17% of total loans. Nonaccrual loans and loans past due 90 days or more which were still accruing interest totaled $367,000 at year-end 2001.

After an unusual year in 1999, net charge offs returned to more normal levels in 2000 and 2001 when net charge-offs were $125,000 and $101,000, respectively. Provisions for loan losses for the year 2001 were $347,000. Note 5 to the financial statements contains a detailed analysis of the allowance for loan losses for each of the last three years.

Securities Portfolio and Federal Funds Sold

The Bank's securities portfolio uses funds not needed to satisfy loan demand to improve earnings while at the same time providing liquidity and balancing interest sensitivity concerns. All securities are classified as available for sale.

The value of the Company's security portfolio increased by more than $6.6 million to $48,964,000 at year-end 2001. Much of this increase occurred during the fourth quarter of the year when deposit growth was continuing and loan demand was leveling off. The year-long drop in

interest rates also helped increase the fair market value of the portfolio, which is largely comprised of fixed rate debt instruments. At December 31, 2001, the portfolio's fair value exceeded its amortized cost by $918,000.

The composition of the portfolio did not change significantly in 2001 with U.S. Agency securities and investment grade corporate debt instruments comprising 44.8% and 31.0% of the total amortized cost, respectively. At December 31, 2001 Agency securities totaled $21,539,000, up $1.3 million, while corporate securities totaled $14,897,000. Holdings of mortgage backed securities issued by U.S. Government agencies were increased during the latter part of the year by approximately $3,000,000 and totaled $3,659,000, or 7.6% of the total portfolio at year-end. With an average life of 3.19 years and an expected yield of 5.00%, these purchases provide favorable returns and acceptable extension and interest rate risk characteristics. Municipal securities also increased by $1,883,000 to $7,219,000 at year-end 2001. All of the Bank's municipal securities are bank qualified and, with the exception of certain local issues, are insured and carry "A" ratings.

The Company continues to manage the portfolio so that a laddered maturity over a 5 year period is achieved. As of December 31, 2001, the average maturity of the portfolio was 2.68 years and it carried a tax equivalent yield of 5.91%. Securities, especially U.S. Agency securities, with a book value of $19.2 million as of December 31, 2001, were pledged to secured deposits of public funds and to facilitate overnight repurchase agreements.

During 2002 the Company expects to continue its current portfolio management techniques although holdings of corporate debt securities, of which $5.5 million mature in 2002, may be reduced given the nation's current economic condition.

The Bank generally tries to minimize its involvement in the overnight federal funds market. Nonetheless, at any given time the execution of specific investing or funding strategies, or fluctuations in deposit and loan balances, may require the bank to sell, or buy, funds on an overnight basis. During the year 2001 the Bank maintained average federal funds sold of $1,421,000 although no overnight funds were sold as of December 31, 2001. Conversely, federal funds purchased were $2,831,000 at year-end and averaged $347,000 for the year.

<u>Deposits and Other Funding Sources</u>

In recent years attracting deposits has been difficult for many banks, including Citizens. During 2001 the Bank made a special effort to attract deposits. This effort, together with unfavorable stock market conditions, and the ability of the Banks' two newest branches to attract $5,032,000 in additional deposits during the year, helped increase total deposits by $10.2 million to $131,752,000 at December 31, 2001.

Approximately 70% of the Bank's deposit growth occurred in the second half of the year and was primarily centered in certificates of deposit which increased by $6,827,000 during the year as a whole. Significant growth also occurred in interest bearing checking accounts of $1.6 million and savings accounts of $956,000. While it cannot be known with certainty, management expects these funds, particularly the time deposits, to provide

a reliable source of funding through the foreseeable future. In 2002, the Bank again expects to focus efforts on deposit generation and believes the addition of its Marlinton facility will greatly assist these efforts.

In addition to overnight borrowings, the Bank's short-term borrowings at year-end 2001 included $11,091,000 in repurchase agreements which have been established with local entities. These agreements, which have been maintained for a number of years, carried an average balance during the year of $9,820,000. The Company's long-term borrowings of $788,000 and $868,000 at December 31, 2001 and 2000, respectively, are used to fund certain loan projects. No long-term debt was acquired during the year and no plans to acquire additional long-term financing currently exist.

Capital Resources

Citizens' capital base increased in 2001 to $19,022,000, or 11.4% of total assets as a result of the year's strong earnings and the increase in the market value of the available for sale security portfolio. Dividends for the year totaled $1.30 per share, a $.10 increase over 2000. This represents a dividend payout ratio of 44.4%. An analysis of the Company's capital may be found in the accompanying Statement of Changes in Shareholders' Equity.

The Federal Reserve's risk-based capital guidelines provide for the relative weighting of both on-balance-sheet and off-balance-sheet items based on their degree of risk. The Company continues to exceed all regulatory capital requirements as shown in Note 12 to the financial statements. Management is unaware of any trends or uncertainties, nor do any plans exist, which may materially impair or alter its capital position.

The Company's stock remains thinly traded on the over the counter market under the symbol CIWV. A total of 20,500 shares were traded during the year including the Company's purchase of 1,739 shares of treasury stock. The price of the stock ranged from $26 to $31 per share, ending the year at $29.50 per share.

Liquidity and Interest Rate Sensitivity

The objective of the Company's liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various internal sources including unpledged investment securities, federal funds sold, loan repayments and the ability to maintain a stable or growing deposit base.

Each quarter, management tests the Bank's ability to satisfy its anticipated liquidity demands over the next twelve months based on expected loan, deposit, and investment security levels. As of December 31, 2001, this test shows liquidity is adequate to meet expected needs. In the event deposit growth is not sufficient to satisfy loan demand, or otherwise fund earning assets and meet operating needs, the Bank has the ability to borrow from its correspondent banks. At December 31, 2001, the Bank has unused lines of credit with these sources approximating $62,000,000. As noted previously, the Bank typically minimizes its involvement in overnight borrowings and has no plans to acquire additional long-term debt.

The objective of the Company's interest rate sensitivity management program also known as asset/liability management, is to maximize net interest income while minimizing the risk of adverse effects from changing interest rates. This is done by controlling the mix and maturities of interest sensitive assets and liabilities. The Bank has established an asset/liability committee for this purpose. The Bank uses several techniques to monitor and control interest rate risk including gap analysis, interest rate shock testing and other forms of simulation modeling.

Gap analysis is a static measure and does not consider future changes in the volume of rate sensitive assets or liabilities or the possibility that interest rates of various products may not change by the same amount or at the same time. Therefore, certain assumptions must be made in constructing the gap. The Company monitors its gap on a monthly basis. As of December 31, 2001, the Company's one year gap is negative. This indicates that more liabilities than assets are subject to repricing over the next year. Traditional theory indicates that in a falling interest rate environment this could result in increased earnings. However, many economists believe interest rates are nearing their low point and could begin moving up sometime in 2002. In this environment, gap theory indicates Citizens earnings could fall.

In situations such as this rate shock analysis, which the Company performs quarterly, can be useful. Such tests project net interest income given an immediate and sustained change in interest rates applied to all interest earning assets and interest sensitive liabilities and help define boundaries of interest rate risk. As of December 31, 2001, these tests project that an immediate and sustained increase in rates of 300 basis points would cause net interest income to fall 12.99% or $1,033,000 which is within management's parameters.

In all likelihood, an immediate and sustained change in interest rates of this type would not occur since, as noted earlier, interest rates of various products do not change alike. For this reason the Company also uses simulation models to monitor interest rate risk and prepare income projections and budgets.

Impact of Inflation

The consolidated financial statements and related data included in this report were prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company's financial position and results of operations to be measured in terms of historical dollars except for the available for sale security portfolio. Consequently, the relative value of money generally is not considered. Nearly all of the Company's assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on the Company's performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies used by the Company. Management attempts to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation rates have generally been low during the time covered by the

accompanying financial statements, the impact of inflation on the Company's earnings has not been significant.

CITIZENS FINANCIAL CORP.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks	$ 4,734,676	$ 4,540,327
Securities available for sale	48,964,467	42,337,429
Loans, less allowance for loan losses of $1,397,528 and $1,150,900, respectively	107,074,843	101,032,931
Bank premises and equipment, net	2,657,880	2,356,202
Accrued interest receivable	1,208,222	1,214,805
Other assets	2,178,782	2,049,923
Total assets	$ 166,818,870	$ 153,531,617
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 17,207,329	$ 16,694,201
Interest bearing	114,544,606	104,824,670
Total deposits	131,751,935	121,518,871
Short-term borrowings	13,921,675	12,366,699
Long-term borrowings	787,523	867,686
Other liabilities	1,335,390	1,388,189
Total liabilities	147,796,523	136,141,445
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 2,250,000 shares, issued 750,000 shares	1,500,000	1,500,000
Additional paid-in capital	2,100,000	2,100,000
Retained earnings	16,890,758	15,830,556
Accumulated other comprehensive income	606,155	(15,817)
Treasury stock at cost, 101,127 and 99,388 shares, respectively	(2,074,566)	(2,024,567)
Total shareholders' equity	19,022,347	17,390,172
Total liabilities and shareholders' equity	$ 166,818,870	$ 153,531,617

See Notes to Consolidated Financial Statements

CITIZENS FINANCIAL CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income			
Interest and fees on loans	$ 9,259,327	$ 8,479,351	$ 7,504,063
Interest and dividends on securities:			
Taxable	2,280,396	2,281,492	2,117,266
Tax-exempt	244,993	332,024	363,941
Interest on federal funds sold	44,777	61,113	72,919
Total interest income	11,829,493	11,153,980	10,058,189
Interest expense			
Interest on deposits	4,219,704	3,843,844	3,610,532
Interest on short-term borrowings	411,669	530,119	340,047
Interest on long-term borrowings	45,353	50,557	12,351
Total interest expense	4,676,726	4,424,520	3,962,930
Net interest income	7,152,767	6,729,460	6,095,259
Provision for loan losses	347,380	263,969	714,152
Net interest income after provision for loan losses	6,805,387	6,465,491	5,381,107
Noninterest income			
Trust income	204,843	206,345	176,014
Service fees	545,307	424,264	324,449
Insurance commissions	55,503	17,653	28,629
Securities gains (losses)	1,133	(14,201)	16,437
Brokerage	120,408	95,368	58,947
Other	204,056	249,144	96,115
Total noninterest income	1,131,250	978,573	700,591
Noninterest expense			
Salaries and employee benefits	2,648,880	2,312,076	2,334,317
Net occupancy expense	245,437	199,098	177,417
Equipment rentals, depreciation and maintenance	406,440	311,786	314,808
Data processing	403,570	354,166	369,590
Director fees	133,116	103,604	108,250
Postage expense	130,965	98,161	74,846
Professional service fees	116,678	178,120	211,416
Other	949,717	1,024,698	900,427
Total noninterest expense	5,034,803	4,581,709	4,491,071
Income before income taxes	2,901,834	2,862,355	1,590,627
Income tax expense	997,099	973,112	489,970
Net income	$ 1,904,735	$ 1,889,243	$ 1,100,657
Basic earnings per common share	$ 2.93	$ 2.90	$ 1.67
Average common shares outstanding	650,032	651,995	658,910

See Notes to Consolidated Financial Statements

CITIZENS FINANCIAL CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net Income	$ 1,904,735	$ 1,889,243	$ 1,100,657
Other comprehensive income:			
Gross unrealized gains/(losses) arising during the period	943,514	757,100	(1,220,223)
Adjustment for income tax (expense)/benefit	(320,795)	(257,417)	419,290
	622,719	499,683	(800,933)
Less: Reclassification adjustment for (gains)/losses included in net income	(1,133)	14,201	(16,437)
Adjustment for income tax expense/(benefit)	386	(4,828)	5,588
	(747)	9,373	(10,849)
Other comprehensive income, net of tax	621,972	509,056	(811,782)
Comprehensive Income	$ 2,526,707	$ 2,398,299	$ 288,875

See Notes to Consolidated Financial Statements

CITIZENS FINANCIAL CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 1998	750,000	$ 1,500,000	$ 2,100,000	$14,345,301	$ 286,909	$ (1,582,894)	$16,649,316
Net income	-	-	-	1,100,657	-	-	1,100,657
Cost of 5,735 shares acquired as treasury stock	-	-	-	-	-	(260,688)	(260,688)
Cash dividends declared ($1.10 per share)	-	-	-	(723,211)	-	-	(723,211)
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	(811,782)	-	(811,782)
Balance, December 31, 1999	750,000	1,500,000	2,100,000	14,722,747	(524,873)	(1,843,582)	15,954,292
Net income	-	-	-	1,889,243	-	-	1,889,243
Cost of 5,220 shares acquired as treasury stock	-	-	-	-	-	(180,985)	(180,985)
Cash dividends declared ($1.20 per share)	-	-	-	(781,434)	-	-	(781,434)
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	509,056	-	509,056
Balance, December 31, 2000	750,000	1,500,000	2,100,000	15,830,556	(15,817)	(2,024,567)	17,390,172
Net income	-	-	-	1,904,735	-	-	1,904,735
Cost of 1,739 shares acquired as treasury stock	-	-	-	-	-	(49,999)	(49,999)
Cash dividends declared ($1.30 per share)	-	-	-	(844,533)	-	-	(844,533)
Net change in unrealized gain (loss) on available for sale securities	-	-	-	-	621,972	-	621,972
Balance, December 31, 2001	750,000	$ 1,500,000	$ 2,100,000	$16,890,758	$ 606,155	$ (2,074,566)	$19,022,347

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,904,735	$ 1,889,243	$ 1,100,657
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	300,690	210,400	194,079
Provision for loan losses	347,380	263,969	714,152
Deferred income tax expense (benefit)	(61,607)	(7,961)	16,224
Amortization of security premiums, net of accretion of security discounts	6,653	(7,891)	158,118
Amortization of goodwill and organization costs	13,399	7,816	5,283
Securities (gains) losses	(1,133)	14,201	(16,437)
Other (gains) losses	(679)	(3,214)	36,441
(Increase) decrease in accrued interest receivable	6,583	(179,622)	226,410
(Increase) in other assets	(254,011)	(357,815)	(314,246)
Increase (decrease) in other liabilities	(52,799)	393,467	46,349
Net cash provided by operating activities	2,209,211	2,222,593	2,167,030
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities held to maturity	-	-	1,190,000
Proceeds from sales of securities available for sale	506,785	4,452,748	3,527,373
Proceeds from maturities and calls of securities available for sale	12,065,000	7,465,000	9,470,000
Principal payments received on securities available for sale	520,449	272,317	370,338
Purchases of securities available for sale	(18,782,411)	(12,200,682)	(13,686,085)
Loans made to customers, net	(6,701,105)	(16,575,751)	(2,043,858)
Purchases of bank premises and equipment	(615,316)	(1,175,474)	(134,030)
Proceeds from sale of other real estate and other assets	178,391	937,721	1,078,252
Net cash used in investing activities	(12,828,207)	(16,824,121)	(228,010)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposit, NOW, money market and savings accounts	3,406,483	5,301,152	(376,564)
Net increase (decrease) in time deposits	6,826,581	5,985,406	(2,854,768)
Net increase in short-term borrowings	1,554,976	3,193,738	1,401,994
Proceeds from long-term borrowings	-	-	3,144,278
Repayments of long-term borrowings	(80,163)	(74,959)	(70,096)
Dividends paid	(844,533)	(781,434)	(723,211)
Acquisition of treasury stock	(49,999)	(180,985)	(260,688)
Net cash provided by financing activities	10,813,345	13,442,918	260,945
Increase (decrease) in cash and cash equivalents	194,349	(1,158,610)	2,199,965
Cash and cash equivalents:			
Beginning	4,540,327	5,698,937	3,498,972
Ending	$ 4,734,676	$ 4,540,327	$ 5,698,937
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest on deposits and on other borrowings	$ 4,671,941	$ 4,373,238	$ 3,984,921
Income taxes	$ 1,030,186	$ 883,000	$ 530,975
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other real estate and other assets acquired in settlement of loans	$ 311,813	$ 943,389	$ 1,373,829
Transfer of securities from held to maturity to available for sale	$ -	$ -	$ 7,180,676

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: Citizens Financial Corp. (Citizens) was incorporated on April 30, 1987. The wholly-owned bank subsidiary, Citizens National Bank of Elkins (the Bank), is a commercial bank with operations in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia. The Bank provides retail and commercial loans, deposit, trust and brokerage services to customers in those counties and nearby areas. During the year ended December 31, 2000, Citizens Financial Corp. established a wholly-owned insurance subsidiary, Citizens Financial Services, LLC, for the purpose of investing in ProServ Insurance Agency, LLC. ProServ is a general insurance agency selling primarily property and casualty insurance and was established by the West Virginia Bankers Association. Along with the other member banks, Citizens shares in the income and commissions of ProServ. Citizens' ownership in ProServ is less than 5%.

Basis of financial statement presentation and accounting estimates: The accounting and reporting policies of Citizens Financial Corp. and its wholly owned subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly owned subsidiaries, Citizens National Bank of Elkins and Citizens Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: Debt and equity securities are classified as "held to maturity", "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity - There are no securities classified as "held to maturity" in the accompanying financial statements.

Securities available for sale - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale". Securities classified as "available for sale" are those securities the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at fair value. Unrealized gains or losses, adjusted for applicable income taxes, are reported as a separate component of shareholders' equity.

Trading securities - There are no securities classified as "trading" in the accompanying financial statements.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the effective interest method.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Interest is recognized on an amortized basis.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge offs. The subsidiary bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method.

Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale which was acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Sales of these properties which are financed by the subsidiary bank and meet the criteria of covered transactions remain classified as other real estate until such time as principal payments have been received to warrant classification as a real estate loan.

Goodwill: Goodwill is being amortized on a straight-line basis over a period of fifteen years. Unamortized goodwill totaled $179,771 and $193,170 at December 31, 2001 and 2000, respectively.

Effective January 1, 2002, the Company must recognize goodwill as required under recently issued Statement of Financial Accounting Standards Number 142 – *Goodwill and other Intangible Assets* (SFAS 142). SFAS 142 requires the Company to periodically recalculate the value of goodwill previously acquired and recognize any decline in value immediately as a charge to income. An exception to this accounting treatment is provided for in SFAS 142 when the fair value of the liabilities assumed are greater than the fair value of assets acquired. In this situation, the Company must follow the original guidance in Statement of Financial Accounting Standards Number 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions (SFAS 72).* Under the guidance provided by SFAS 72, the Company will continue to amortize the goodwill over the original term, unless subsequent recalculations determine a shorter period is warranted. The Company does not anticipate the adoption of SFAS 142 will have a material effect of future earnings of the Company.

Pension plan: The subsidiary bank has a defined benefit pension plan covering substantially all employees. Pension costs are actuarially determined and charged to expense.

Postretirement benefits: The subsidiary bank provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The Bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the Bank's unfunded cost at January 1, 1993 is being accrued primarily on a straight-line basis through the year ending 2013.

Income taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

The consolidated provision for income taxes includes federal and state income taxes and is based on pretax income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable.

Basic earnings per share: Basic earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 650,032, 651,995 and 658,910 for the years ended December 31, 2001, 2000 and 1999, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company did not have any potentially dilutive securities.

Trust department: Assets held in an agency or fiduciary capacity by the subsidiary bank's trust department are not assets of the Bank and are not included in the accompanying balance sheets. Trust department income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not affect net income materially.

Derivative Instruments and Hedging Activities: The Bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Reclassifications: Certain accounts in the consolidated financial statements for 2000 and 1999, as previously presented, have been reclassified to conform to current year classifications.

Note 2. Cash Concentrations

At December 31, 2001 and 2000, the Bank had no cash concentrations.

Note 3. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2001 and 2000, are summarized as follows:

	2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	$ 21,539,277	$ 576,571	$ 70,642	$ 22,045,206
Mortgage-backed securities - U.S. Government agencies and corporations	3,658,600	8,972	52,969	3,614,603
Federal Reserve Bank stock	108,000	-	-	108,000
Federal Home Loan Bank stock	623,800	-	-	623,800
Corporate debt securities	14,897,242	479,821	20,568	15,356,495
Tax exempt state and political subdivisions	7,219,131	76,095	78,863	7,216,363
Total securities available for sale	$ 48,046,050	$ 1,141,459	$ 223,042	$ 48,964,467

	2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	$ 20,232,537	$ 107,161	$ 81,701	$ 20,257,997
Mortgage-backed securities - U.S. Government agencies and corporations	1,165,972	-	23,276	1,142,696
Federal Reserve Bank stock	108,000	-	-	108,000
Federal Home Loan Bank stock	623,800	-	-	623,800
Corporate debt securities	14,895,043	147,510	192,588	14,849,965
Tax exempt state and political subdivisions	5,336,041	33,267	14,337	5,354,971
Total securities available for sale	$ 42,361,393	$ 287,938	$ 311,902	$ 42,337,429

The maturities, amortized cost and estimated fair values of the Company's securities at December 31, 2001 are summarized as follows:

	Available for Sale	
	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 10,547,794	$ 10,708,348
Due after one through five years	32,876,100	33,684,514
Due after five through ten years	3,890,356	3,839,805
Due after ten years	-	-
Equity securities	731,800	731,800
Total	$ 48,046,050	$ 48,964,467

Mortgage backed securities have remaining contractual maturities ranging from 3 to 20 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 1.6 to 4.2 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage-backed securities, and the related gross gains and losses realized are as follows:

Years Ended December 31,	Proceeds From Sales	Proceeds From Calls and Maturities	Proceeds From Principal Payments	Gross Realized Gains	Gross Realized Losses
2001					
Securities available for sale	$ 506,785	$ 12,065,000	$ 520,449	$ 1,133	$ -
2000					
Securities available for sale	$ 4,452,748	$ 7,465,000	$ 272,317	$ -	$ 14,201
1999					
Securities held to maturity	$ -	$ 1,190,000	$ -	$ -	$ -
Securities available for sale	3,527,373	9,470,000	370,338	16,437	-
	$ 3,527,373	$ 10,660,000	$ 370,338	$ 16,437	$ -

At December 31, 2001 and 2000 securities carried at $19,208,568 and $18,326,562, respectively, with estimated fair values of $19,760,967 and $18,351,047, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2001, the Company had a concentration within its corporate debt securities classification which included obligations of banking and financial services industry companies with global operations having an approximate carrying value of $5,736,936 and an estimated fair value of $5,903,250. There were no concentrations with any one issuer.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 4. Loans

Loans are summarized as follows:

	December 31, 2001	December 31, 2000
Commercial, financial and agricultural	$ 18,459,860	$ 15,746,846
Real estate - construction	3,753,382	2,032,381
Real estate - mortgage	70,242,145	70,064,727
Installment loans	16,025,084	14,401,988
Other	96,157	35,323
Total loans	108,576,628	102,281,265
Net deferred loan origination fees and costs	(101,897)	(60,901)
Less unearned income	(2,360)	(36,533)
Total loans net of unearned income and net deferred loan origination fees and costs	108,472,371	102,183,831
Less allowance for loan losses	1,397,528	1,150,900
Loans, net	$ 107,074,843	$ 101,032,931

Included in the above balance of net loans are nonaccrual loans amounting to $29,757 and $180,535 at December 31, 2001 and 2000, respectively. If interest on nonaccrual loans had been accrued, such income would have approximated $1,122, $4,974 and $3,777 for the years ended December 31, 2001, 2000 and 1999, respectively.

In the past, the subsidiary bank has made loans, in the normal course of business, to its directors, executive officers and their related interests, and will continue to make such loans in the future. At December 31, 2001 and 2000, outstanding loans of this nature totaled $4,299,370 and $4,866,436, respectively.

The following presents the activity with respect to related party loans aggregating $60,000 or more to directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries during the years ended December 31, 2001 and 2000:

	2001	2000
Balance, beginning	$ 4,800,157	$ 4,338,985
Additions	1,299,003	4,240,661
Amounts collected	(1,933,657)	(3,779,489)
Balance, ending	$ 4,165,503	$ 4,800,157

The following represents contractual loan maturities at December 31, 2001 without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 2,303,278	$ 5,089,746	$ 11,066,836	$ 18,459,860
Real estate - construction	1,930,181	1,796,200	27,001	3,753,382
Real estate - mortgage	1,567,775	5,937,919	62,736,451	70,242,145
Net installment loans	1,718,753	13,199,841	1,106,490	16,025,084
Other	55,345	21,705	19,107	96,157
	$ 7,575,332	$ 26,045,411	$ 74,955,885	$ 108,576,628
Loans due after one year with:				
Variable rates	$ 70,736,371			
Fixed rates	30,264,925			
Total	$ 101,001,296			

Concentrations of credit risk: The Company's banking subsidiary, Citizens National Bank of Elkins, grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio.

As of December 31, 2001, Citizens National Bank had direct and indirect extensions of credit to automobile dealers totaling approximately $8,505,000. These loans consist of automobile floor plan loans and commercial loans which are generally secured by liens on the pledges of accounts receivable, inventories or personal guarantees. The Bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon management's credit evaluation.

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Balance, beginning of year	$ 1,150,900	$ 1,011,479	$ 1,109,595
Losses:			
Commercial, financial and agricultural	27,384	42,750	760,374
Real estate - mortgage	11,657	67,248	88,526
Installment	116,411	62,409	76,363
Credit cards	-	-	51,713
Total	155,452	172,407	976,976
Recoveries:			
Commercial, financial and agricultural	35,946	22,689	99,476
Real estate - mortgage	100	4,824	43,680
Installment	18,654	20,346	14,762
Credit cards	-	-	6,790
Total	54,700	47,859	164,708
Net losses	100,752	124,548	812,268
Provision for loan losses	347,380	263,969	714,152
Balance, end of year	$ 1,397,528	$ 1,150,900	$ 1,011,479

The Company had no loans that were considered impaired at December 31, 2001. At December 31, 2000, the Company's total recorded investment in impaired loans approximated $591,056 for which the required allowance for loan losses was $100,000 as determined in accordance with accounting principles generally accepted in the United States of America.

For purposes of SFAS Nos. 114 and 118, the Company considers groups of smaller-balance, homogeneous loans to include: mortgage loans secured by residential property, other than those which significantly exceed the subsidiary bank's typical residential mortgage loan amount (currently those in excess of $100,000); small balance commercial loans (currently those less than $50,000); and installment loans to individuals, exclusive of those loans in excess of $50,000.

For the years ended December 31, 2000 and 1999, the Company recognized approximately $62,889 and $59,060, respectively, in interest income on impaired loans. Using the cash basis method of accounting, the Company would have recognized approximately the same amount of interest income on such loans.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Land	$ 397,092	$ 397,092
Buildings and improvements	3,467,594	3,444,636
Furniture and equipment	1,957,814	1,850,759
	5,822,500	5,692,487
Less accumulated depreciation	3,164,620	3,336,285
Bank premises and equipment, net	$ 2,657,880	$ 2,356,202

Depreciation expense for the years ended December 31, 2001, 2000 and 1999, totaled $300,690, $210,400 and $194,079, respectively.

Note 7. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2001 and 2000:

	2001	2000
NOW and Super NOW accounts	$ 15,443,694	$ 13,855,723
Money market accounts	5,537,115	5,187,510
Savings accounts	31,166,898	30,211,119
Certificates of deposit under $100,000	45,605,698	42,383,730
Certificates of deposit of $100,000 or more	16,791,201	13,186,588
Total	$ 114,544,606	$ 104,824,670

Interest expense on deposits is summarized below:

	2001	2000	1999
NOW and Super NOW accounts	$ 248,413	$ 244,148	$ 241,943
Money market accounts	118,779	123,397	115,536
Savings accounts	765,431	832,725	707,127
Certificates of deposit under $100,000	2,245,724	2,000,343	1,924,776
Certificates of deposit of $100,000 or more	841,357	643,231	621,150
Total	$ 4,219,704	$ 3,843,844	$ 3,610,532

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2001:

	Amount	Percent
Three months or less	$ 4,875,782	29%
Three through six months	3,809,923	23%
Six through twelve months	3,631,552	22%
Over twelve months	4,473,944	26%
Total	$ 16,791,201	100%

A summary of the maturities for all time deposits as of December 31, 2001, follows:

Year	Amount
2002	$ 39,634,507
2003	14,929,772
2004	6,275,277
2005	758,353
2006	798,990
	$ 62,396,899

At December 31, 2001, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries approximated $6,018,239.

Note 8. Income Taxes

The components of applicable income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Current:			
Federal	$ 914,185	$ 848,650	$ 390,037
State	144,521	132,423	83,709
	1,058,706	981,073	473,746
Deferred			
Federal	(55,122)	(7,123)	14,517
State	(6,485)	(838)	1,707
	(61,607)	(7,961)	16,224
Total	$ 997,099	$ 973,112	$ 489,970

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 381,434	$ 278,216
Employee benefit plans	-	8,844
Accrued income and expenses	8,085	19,883
Depreciation	33,683	26,330
Net loan origination fees and costs	38,715	23,142
Net unrealized loss on securities	-	8,148
	461,917	364,563
Deferred tax liabilities:		
Accretion on securities	(76,491)	(57,581)
Employee benefit plans	(24,985)	-
Net unrealized gain on securities	(312,262)	-
	(413,738)	(57,581)
Net deferred tax asset	$ 48,179	$ 306,982

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	$ 986,624	34.0	$ 973,201	34.0	$ 540,813	34.0
Increase (decrease) in taxes resulting from:						
Tax-exempt interest	(110,098)	(3.8)	(132,983)	(4.7)	(135,043)	(8.5)
State income taxes, net of federal tax benefit	95,384	3.3	87,399	3.1	55,248	3.5
Other, net	25,189	0.9	45,495	1.6	28,952	1.8
Applicable income taxes	$ 997,099	34.4	$ 973,112	34.0	$ 489,970	30.8

Note 9. Employee Benefit Plans

Pension Plan: Citizens National Bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. The Plan provides benefits based on the participant's years of service and highest consecutive five year average annual earnings. The Bank's funding policy is to make the minimum annual contribution that is required by applicable regulations.

	Pension Benefit 2001	Pension Benefit 2000	Pension Benefit 1999
Change in benefit obligation			
Benefit obligation at beginning of year	$ 2,869,295	$ 2,917,738	$ 3,091,266
Service cost	61,676	79,857	97,536
Interest cost	224,280	216,029	214,210
Change in discount rate	175,494	-	(385,160)
Experience loss/(gain)	7,349	(210,520)	37,578
Benefits paid	(144,758)	(133,809)	(137,692)
Benefit obligation at end of year	$ 3,193,336	$ 2,869,295	$ 2,917,738
Change in plan assets			
Fair value of plan assets at beginning of year	$ 4,344,521	$ 4,227,792	$ 4,150,004
Actual return (loss) on plan assets	(277,710)	250,538	215,480
Employer contribution	-	-	-
Plan participants' contributions	-	-	-
Benefits paid	(144,758)	(133,809)	(137,692)
Fair value of plan assets at end of year	$ 3,922,053	$ 4,344,521	$ 4,227,792
Funded status	$ 728,717	$ 1,475,226	$ 1,310,054
Unrecognized net actuarial gain	150,373	(694,288)	(612,407)
Unrecognized prior service benefit	(131,159)	(149,527)	(167,895)
Unrecognized net obligation at transition	(46,930)	(70,051)	(93,172)
Prepaid benefit cost	$ 701,001	$ 561,360	$ 436,580
Weighted-average assumptions as of December 31			
Discount rate	7.25%	8.00%	8.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.25%	5.00%	5.00%
Components of net periodic benefit cost			
Service cost	$ 61,676	$ 79,857	$ 97,536
Interest cost	224,280	216,029	214,210
Expected return on plan assets	(363,067)	(353,329)	(346,911)
Net amortization and deferral	(62,530)	(67,337)	(41,489)
Net periodic benefit cost	$ (139,641)	$ (124,780)	$ (76,654)

401(k) Plan: The Bank has a 401(k) profit-sharing plan for the benefit of all employees who have attained the age of 21 and completed one year of continuous service. The Plan as amended allows participating employees to contribute up to 15% of their annual compensation and permits the Bank to make discretionary non-matching contributions to the Plan in such amount as the Board may determine to be appropriate. Contributions made to the Plan by the Bank for the years ended December 31, 2001, 2000 and 1999, were $51,000, $59,000 and $23,000, respectively.

Postretirement Benefit Plans: Citizens National Bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. The plans are unfunded. Other information relative to these plans follows:

	Health Care Plan 2001	Health Care Plan 2000	Health Care Plan 1999
Change in benefit obligation			
Benefit obligation at beginning of year	$ 405,213	$ 387,693	$ 399,876
Service cost	17,426	16,883	16,119
Interest cost	27,038	25,811	25,201
Change in discount rate	-	-	-
Experience loss/(gain)	30,707	811	(25,245)
Net amortization and deferral	-	-	-
Benefits paid	(33,994)	(25,985)	(28,258)
Benefit obligation at end of year	$ 446,390	$ 405,213	$ 387,693
Change in plan assets			
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Actual return on plan assets	-	-	-
Employer contribution	-	-	-
Plan participants' contributions	33,994	25,985	28,258
Experience (loss)/gain	-	-	-
Benefits paid	(33,994)	(25,985)	(28,258)
Fair value of plan assets at end of year	$ -	$ -	$ -
Funded status	$ (446,390)	$ (405,213)	$ (387,69[illegible]
Unrecognized net actuarial gain	(52,191)	(85,761)	(89,860)
Unrecognized prior service benefit	-	-	-
Unrecognized net obligation at transition	188,216	205,327	222,438
Prepaid (accrued) benefit cost	$ (310,365)	$ (285,647)	$ (255,115)
Weighted-average assumptions as of December 31			
Discount rate	7.25%	7.25%	6.75%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	-	-	-
Components of net periodic benefit cost			
Service cost	$ 17,426	$ 16,883	$ 16,119
Interest cost	27,038	25,811	25,201
Expected return on plan assets	(2,863)	(3,288)	(1,662)
Net amortization and deferral	17,111	17,111	17,111
Recognized net actuarial loss	-	-	-
Net periodic benefit cost	$ 58,712	$ 56,517	$ 56,769

Life Insurance Plan 2001	Life Insurance Plan 2000	Life Insurance Plan 1999	Total 2001	Total 2000	Total 1999
$ 83,540	$ 93,331	$ 93,697	$ 488,753	$ 481,024	$ 493,573
3,542	4,018	3,860	20,968	20,901	19,979
5,760	6,506	6,048	32,798	32,317	31,249
-	-	-	-	-	-
(40,679)	(16,539)	(6,854)	(9,972)	(15,728)	(32,099)
-	-	-	-	-	-
(3,499)	(3,776)	(3,420)	(37,493)	(29,761)	(31,678)
$ 48,664	$ 83,540	$ 93,331	$ 495,054	$ 488,753	$ 481,024
$ -	$ -	$ -	$ -	$ -	$ -
-	-	-	-	-	-
-	-	-	-	-	-
3,499	3,776	3,420	37,493	29,761	31,678
-	-	-	-	-	-
(3,776)	(3,776)	(3,420)	(37,770)	(29,761)	(31,678)
$ (277)	$ -	$ -	$ (277)	$ -	$ -
$ (48,664)	$ (83,540)	$ (93,331)	$ (495,054)	$ (488,753)	$ (481,024)
(71,804)	(32,664)	(16,592)	(123,995)	(118,425)	(106,452)
-	-	-	-	-	-
42,177	46,012	49,847	230,393	251,339	272,285
$ (78,291)	$ (70,192)	$ (60,076)	$ (388,656)	$ (355,839)	$ (315,191)
7.25%	7.25%	6.75%			
7.00%	7.00%	7.00%			
4.00%	4.00%	4.00%			
$ 3,542	$ 4,018	$ 3,860	$ 20,968	$ 20,901	$ 19,979
5,760	6,506	6,048	32,798	32,317	31,249
(1,539)	(467)	(25)	(4,402)	(3,755)	(1,687)
3,835	3,835	3,835	20,946	20,946	20,946
-	-	-	-	-	-
$ 11,598	$ 13,892	$ 13,718	$ 70,310	$ 70,409	$ 70,487

For measurement purposes, the maximum monthly benefit of $100 payable per eligible retiree under the postretirement health care plan was assumed with no future increases. Accordingly, an assumed 1 percentage point annual increase or decrease in health care cost trend rates would not impact the health care plan's accumulated postretirement benefit obligation at December 31, 2001 or the aggregate of the service and interest cost components of the health care plan's net postretirement benefit cost for the year ended December 31, 2001.

Executive Supplemental Income Plan The liability accrued for the Executive Supplemental Income Plan at December 31, 2001 and 2000 was $235,849 and $221,918, respectively, which is included in other liabilities. In addition, the Bank has purchased certain insurance contracts to fund the liabilities arising under this plan. At December 31, 2001 and 2000, the cash surrender value of these insurance contracts was $279,553 and $232,246, respectively. Expenses associated with the Plan at December 31, 2001, 2000 and 1999 were $23,222, $32,348 and $27,842, respectively.

Note 10. Other Borrowings

Short-Term Borrowings: During 2001 and 2000, the Company's short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements) and advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2001 and 2000, securities with an amortized cost of $12,610,745 and $12,480,939, respectively, and estimated fair values of $12,963,391 and $12,482,350, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the subsidiary bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to these obligations:

	2001		2000	
	Repurchase Agreement	Line of Credit	Repurchase Agreement	Line of Credit
Amount outstanding at December 31	$ 11,090,675	2,831,000	$ 9,040,699	$ 3,326,000
Weighted average interest rate at December 31	2.99%	2.09%	5.71%	6.81%
Maximum month-end amount outstanding	$ 13,098,393	2,831,000	$ 10,370,965	$ 3,765,000
Average daily amount outstanding	$ 9,820,363	346,718	$ 8,946,696	$ 630,109
Weighted average interest rate for the year	4.02%	4.95%	5.46%	6.56%

Long-Term Borrowings: The Company's long-term borrowings of $787,523 and $867,686 at December 31, 2001 and 2000, respectively, consist of advances from the FHLB which are used to finance specific lending activities. Interest is paid at the rate of 5.43% for the year ended December 31, 2001.

A summary of the maturities of the Company's long-term borrowings for the next five years is as follows:

Year	Amount
2002	$ 486,093
2003	5,719
2004	6,011
2005	6,319
2006	6,642
2007 and thereafter	276,739
	$ 787,523

Note 11. Commitments and Contingencies

At December 31, 2001 and 2000, the subsidiary bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $1,061,000 and $940,000, respectively. The Bank does not earn interest on such reserve balances.

Litigation: The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on the Company.

Financial Instruments With Off-Balance-Sheet Risk: The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk	Contract Amount 2001	Contract Amount 2000
Commitments to extend credit	$ 20,977,493	$ 16,544,127
Standby letters of credit	426,647	167,452
	$ 21,404,140	$ 16,711,579

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 12. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from its banking subsidiary, Citizens National Bank. Dividends paid by the subsidiary bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. During 2002, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,924,819 plus net income of the subsidiary bank for the interim periods through the date of declaration.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 19,618	16.40%	$ 9,567	8.00%	$ 11,959	10.00%
Tier I Capital (to Risk Weighted Assets)	18,220	15.24%	4,784	4.00%	7,176	6.00%
Tier I Capital (to Average Assets)	18,220	10.99%	6,630	4.00%	9,944	6.00%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$ 18,351	17.25%	$ 8,508	8.00%	$ 10,635	10.00%
Tier I Capital (to Risk Weighted Assets)	17,200	16.17%	4,254	4.00%	6,381	6.00%
Tier I Capital (to Average Assets)	17,200	11.46%	6,006	4.00%	9,009	6.00%

Note 13. Fair Value of Financial Instruments

The following summarizes the methods and significant assumptions used by the Company in estimating its fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal funds sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing checking, NOW, Super NOW) money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-balance-sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of the Company's financial instruments are summarized below:

	December 31, 2001		December 31, 2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 4,734,676	$ 4,734,676	$ 4,540,327	$ 4,540,327
Securities available for sale	48,964,467	48,964,467	42,337,429	42,337,429
Loans	107,074,843	111,578,178	101,032,931	96,780,225
Accrued interest receivable	1,208,222	1,208,222	1,214,805	1,214,805
	$ 161,982,208	$ 166,485,543	$ 149,125,492	$ 144,872,786
Financial liabilities:				
Deposits	$ 131,751,935	$ 132,740,001	$ 121,518,871	$ 121,517,690
Short-term borrowings	13,921,675	13,921,675	12,366,699	12,366,699
Long-term borrowings	787,523	787,523	867,686	867,686
Accrued interest payable	405,184	405,184	400,399	400,399
	$ 146,866,317	$ 147,854,383	$ 135,153,655	$ 135,152,474

Note 14. Condensed Financial Statements of Parent Company

Information relative to the Parent Company's balance sheets at December 31, 2001 and 2000, and the related statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999, are presented below.

	December 31,	
Balance Sheets	2001	2000
Assets		
Cash	$ 5,333	$ 6,265
Investment in subsidiaries	19,012,715	17,383,907
Due from subsidiary	4,299	-
Total assets	$ 19,022,347	$ 17,390,172
Shareholders' equity		
Common stock, $2.00 par value, 2,250,000 shares authorized, issued 750,000 shares	$ 1,500,000	$ 1,500,000
Additional paid-in capital	2,100,000	2,100,000
Retained earnings	16,890,758	15,830,556
Accumulated other comprehensive income	606,155	(15,817)
Treasury stock at cost, 101,127 and 99,388 shares, respectively	(2,074,566)	(2,024,567)
Total shareholders' equity	$ 19,022,347	$ 17,390,172

Statements of Income	For the Years Ended December 31, 2001	2000	1999
Income - dividends from subsidiary bank	$ 902,599	$ 976,360	$ 989,047
Expenses - operating	4,700	4,300	4,40[illegible]
Income before equity in undistributed income of subsidiary bank and insurance subsidiary	897,899	972,060	984,647
Equity in undistributed income of subsidiaries	1,006,836	917,183	116,010
Net income	$ 1,904,735	$ 1,889,243	$ 1,100,657

Statements of Cash Flows	For the Years Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 1,904,735	$ 1,889,243	$ 1,100,657
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (income) of subsidiaries	(1,006,836)	(917,183)	(116,010)
Increase in amount due from subsidiary	(4,299)	-	-
Cash provided by operating activities	893,600	972,060	984,647
Cash Flows from Investing Activities			
Investment in insurance subsidiary	-	(7,100)	-
Cash (used in) investing activities	-	(7,100)	-
Cash Flows from Financing Activities			
Dividends paid to shareholders	(844,533)	(781,434)	(723,21[illegible]
Acquisition of treasury stock	(49,999)	(180,985)	(260,688)
Cash (used in) financing activities	(894,532)	(962,419)	(983,899)
Increase (decrease) in cash	(932)	2,541	748
Cash:			
Beginning	6,265	3,724	2,976
Ending	$ 5,333	$ 6,265	$ 3,724

ARNETT & FOSTER
Accountants & Consultants
P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens Financial Corp.
and Subsidiaries
Elkins, West Virginia

We have audited the accompanying consolidated balance sheets of Citizens Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

ARNETT & FOSTER, P.L.L.C.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
January 11, 2002

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No reportable items.

PART III

Item 10. Directors and Executive Officers of the Registrant

The number of directors of the Company may consist of not less than five nor more than twenty-five persons in accordance with the Company's Articles of Incorporation. The number of directors is fixed by resolution of a majority vote of the shareholders. Currently, the number of directors of the Company is fixed at nine. Directors are divided into three classes and serve a staggered three year term. The following table sets forth the names of the persons who have served as directors of Citizens Financial Corp. for the year ended December 31, 2001, as well as those appointed to serve in that capacity subsequent to December 31, 2001, their ages and principal occupations, the length of their service to Citizens Financial Corp. and the expiration of their present term.

Name and Age	Principal Occupation During Past Five Years	Director Since (1)	Present Term Expires	
Robert N. Alday 86	President, Phil Williams Coal Company	September, 1986	April, 2003	
Max L. Armentrout 64	President, and Chairman of the Board Laurel Lands Corp.; Chairman of the Board, Citizens Financial Corp.	September, 1986	April, 2002	(2)
William J. Brown 55	President, Hess Oil Co., Inc. Co-Owner,Elkins Builders Supply, LLC	February, 2000	April, 2004	
Edward L. Campbell 62	Co-Owner, Retired, Campbell's Market	February, 2000	April, 2004	
Raymond L. Fair 74	Attorney-at-Law	September, 1986	April, 2002	(2)
John F. Harris 74	Retired, Transportation Industry; Senior Vice President, Citizens National Bank	September, 1986	April, 2002	(2)

Name and Age	Principal Occupation During Past Five Years	Director Since (1)	Present Term Expires
Cyrus K. Kump 55	President, Kump Enterprises Kerr Real Estate	June, 1992	April, 2003
Robert J. Schoonover 62	President and Chief Executive Officer, Citizens Financial Corp. and Citizens National Bank	April, 1998	April, 2004
L. T. Williams 71	Consultant, Retired, Elkins Builders Supply	September, 1986	April, 2002 (2)

(1) All of the above named directors, with the exception of Mr. Alday, have also served as directors of Citizens National Bank for the past five years on a continuous basis. Mr. Alday has not served Citizens National Bank in any official capacity.

(2) Messrs. Armentrout, Fair, Harris and Williams have been nominated to stand for reelection to an additional 3 year term expiring in April, 2005.

Set forth below are the executive officers of Citizens Financial Corp., their age, present position and relations that have existed with affiliates and others during the past five years.

Name and Age	Present Position	Principal Occupation and Banking Experience During the Last Five Years
Max L. Armentrout 64	Chairman of the Board	President and Chairman of the Board, Laurel Lands Corp.; Chairman of the Board, Citizens Financial Corp.
Robert J. Schoonover 62	President and Chief Executive Officer	President and Chief Executive Officer, Citizens National Bank
Raymond L. Fair 74	Vice President	Attorney-at-Law; Director, Citizens Financial Corp.
Thomas K. Derbyshire 43	Vice President and Treasurer	Vice President and Chief Financial Officer, Citizens National Bank
Leesa M. Harris 38	Secretary	Vice President and Trust Officer, Citizens National Bank; Executive Secretary, Citizens National Bank

Item 11. Executive Compensation

The executive officers of Citizens Financial Corp. serve without compensation from the Company. They are, however, compensated by Citizens National Bank for serving as Bank officers with the exception of Messrs. Armentrout and Fair who are not employed by the Bank. The following table sets forth the compensation of the Company's CEO for the years 2001, 2000 and 1999. No executive officers received total annual salary and bonus exceeding $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary $	Bonus	Other Annual Compensation $
Robert J. Schoonover,	2001	95,231	-	12,350 (1) (2)
President & CEO	2000	88,144	-	16,981 (1) (2)
	1999	85,077	-	13,377 (1) (2)

(1) The Bank's group life and health insurance program, which is paid for by the Bank, is made available to all full-time employees and does not discriminate in favor of directors or officers; however, in accordance with IRS Code Section 79, the cost of group term life insurance coverage for an individual in excess of $50,000 is added to the individual's earnings and is included in this figure. Also included in this figure are board fees earned and the Company's contributions to the individuals 401(k) retirement savings program to which the individual has a vested interest.

(2) The Bank's contributions to the pension plan, a defined benefit plan, are not and cannot be calculated separately for specific participants. No contributions were made by the Bank in the years presented. The Bank's executive supplemental income plan provides retirement benefits conditioned upon continued employment until retirement or the satisfaction of early retirement criteria. Participants are deemed to receive no compensation until such conditions are satisfied.

Neither the Company nor the Bank maintain any form of stock option, stock appreciation rights, or other long-term compensation plans. Directors of the registrant are compensated for meetings attended in the amount of $100 per meeting. Directors of the Bank receive $500 per meeting. Under normal circumstances, the Board of Citizens Financial Corp. meets quarterly while the Citizens National Bank Board meets monthly. Directors who are members of the Bank's loan committee, which meets weekly, receive $400 per month. In addition, the chairman of Citizens Financial Corp. receives $1,500 per month for service in that capacity, while the vice-president receives $700. The senior vice-president of the Bank receives $1,250 monthly for his services. No employment contracts or change in control arrangements exist between any executive officer and the registrant, or it's subsidiaries.

Compensation of the bank's executive officers, including its president, is determined by the personnel committee. The committee is comprised of five outside directors. Compensation levels are determined after consideration is given to net income objectives and cost of living factors. This process is consistent with that used to determine the compensation levels of all other employees. No specific criteria exist which relates executive compensation to corporate performance and executives receive no preferential consideration in the establishment of compensation.

Pension Benefits

Citizens Financial Corp. and Citizens Financial Services, LLC, having no employees, have no retirement program, but Citizens National Bank has a pension program for its eligible employees. This pension plan is a qualified retirement plan and is available to all full-time employees, including officers, who meet the eligibility requirements. Directors do not participate in this plan. Pensions for all participants are based on five-year average final compensation. Annual compensation for the pension plan includes overtime pay and bonuses. Credits are received for each year of participation at the following rates: 1 percent of the first $9,600.00 of the 5-year average final compensation and 1.5 percent of such average final compensation in excess of $9,600.00, all multiplied by years of service up to a 25-year maximum. The pension benefits are payable to participants on a monthly basis in the form of a joint and 50 percent survivor annuity for all married participants who do not elect otherwise, or in the form of a single life annuity for all other participants or survivors. Joint and 100 percent survivorship, single life annuity or 120 payments guaranteed are other optional forms of distribution.

The following table represents the normal pension, beginning at age sixty-five, based upon assumed final pay and years of credited services:

	Annual Benefits		
Assumed Remuneration	15 yrs. Credited Service	20 yrs. Credited Service	25 yrs. Credited Service
$20,000	$ 3,780	$ 5,040	$ 6,300
40,000	8,280	11,040	13,800
60,000	12,780	17,040	21,300
80,000	17,280	23,040	28,800
100,000	21,780	29,040	36,300
120,000	26,280	35,040	43,800

The estimated credited years of service for the executive officers of Citizens Financial Corp. in the pension plan of Citizens National Bank are as follows:

	Years of Credited Service*
Robert J. Schoonover	28
Thomas K. Derbyshire	10

* Max L. Armentrout and Raymond L. Fair are not participants in the pension plan of Citizens National Bank.

401-(k) Plan

The Bank has established a 401-(k) plan for the benefit of all employees who meet eligibility requirements. A description of the Plan, the eligibility requirements and the contributions made to the Plan by the Bank for the years ended December 31, 2001, 2000 and 1999 may be found in Note 9 to the Consolidated Financial Statements which begins on page 39 of this report.

Executive Supplemental Income Plan

The Bank has entered into a nonqualified supplemental income plan with certain senior officers as described in Note 9 to the Consolidated Financial Statements which

begins on page 39 of this report. A copy of the Plan, and the amendments thereto, are incorporated herein by reference to the exhibits contained in the Company's Forms 10-K dated December 31, 1997 and 1996.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table lists each shareholder who is the beneficial owner of more than 5% of the Company's common stock, the only class of stock outstanding, as of February 28, 2002.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Legg Mason Wood Walker, Inc. c/o ADP Proxy Services 51 Mercedes Way Edgewood, NY 11717	36,710	5.66%
The Bank of New York 925 Patterson Plank Road Secaucus, NJ 07094	36,475	5.62%

The following table sets forth the amount and percentage of stock of Citizens Financial Corp. beneficially owned by each director and executive officer of the Company, and by all directors and executive officers as a group, as of February 28, 2002.

	Shares of Stock Beneficially Owned			Percent of
Name	Direct	Indirect	Total	Ownership
Robert N. Alday	500	20,200 (1)	20,700	3.19%
Max L. Armentrout	23,990	4,000 (2)	27,990	4.31%
William J. Brown	750	750 (3)	1,500	.23%
Edward L. Campbell	500	150 (4)	650	.10%
Raymond L. Fair	3,828	4,200 (5)	8,028	1.24%
John F. Harris	500	5,500 (6)	6,000	.92%
Cyrus K. Kump	500	1,750 (7)	2,250	.35%
Robert J. Schoonover	500	100 (8)	600	.09%
L. T. Williams	1,750	0	1,750	.27%
Thomas K. Derbyshire	70	0	70	.01%
Directors and executive officers of the Bank	4,825	8,405	13,230	2.04%
All Directors and executive officers as a group	37,713	45,055	82,768	12.76%

(1) Mr. Alday's indirect ownership includes 6,800 shares owned by his wife and 13,400 shares which he votes for the Phil Williams Coal Company.

(2) These 4,000 shares are owned by Mr. Armentrout's wife.

(3) Includes 250 shares owned jointly with his wife and 500 shares held in custody for their children.

(4) Includes 100 shares owned jointly with his wife and 50 shares owned by his wife.

(5) These 4,200 shares are owned by Mr. Fair's wife.

(6) These 5,500 shares are owned jointly with his wife.

(7) Includes 1,000 shares owned by his wife and 750 shares held in custody for their children.

(8) These 100 shares are owned jointly with his wife.

(9) This figure represents the ownership of persons who are directors or officers of the subsidiary bank but not of the Company. Such persons number eleven.

Item 13. Certain Relationships and Related Transactions

Management personnel of Citizens Financial Corp. have had and expect to continue to have banking transactions with Citizens National Bank in the ordinary course of business. Extensions of credit to such persons are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. It is the opinion of management that these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

During the year 2001, the highest aggregate indebtedness of all executive officers and directors of the holding company, its subsidiaries, and their related interest was $6,079,000 or 31.96 percent of the equity capital of Citizens Financial Corp. As of December 31, 2001, outstanding loan balances to related parties totaled $4,166,000 or 21.90 percent of equity capital with unused lines of credit of $871,000 or 4.58 percent of the equity capital of Citizens Financial Corp. outstanding to these parties.

Other than loans originated in the normal course of business by the Bank, none of the directors, executive officers, 5 percent or more beneficial stockholders or their immediate family members have an interest or are involved in any transactions with Citizens Financial Corp. or Citizens National Bank in which the amount involved exceeds $60,000, or was not subject to the usual terms or conditions, or was not determined by competitive bids. Information related to loans granted to related parties in excess of $60,000 is contained in Note 4 to the Consolidated Financial Statements, which begins on page 34 of this report. Similarly, no director, executive officer or 5 percent or more beneficial stockholder has an equity interest in excess of 10 percent in a business or professional entity that has made payments to or received payments from Citizens Financial Corp. or Citizens National Bank in 2001 which exceeds 5 percent of either party's gross revenue.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) and (2) Financial Statements and Financial Statement Schedules.
All financial statements and financial statement schedules required to be filed by Item 8 of this Form or by Regulation S-X which are applicable to the registrant have been presented in the financial statements, notes thereto, in management's discussion and analysis of financial condition and results of operations or elsewhere where appropriate.
(3) Listing of Exhibits - see Index to Exhibits on page 54.

(b) Reports on Form 8-K - No reports on Form 8-K were filed during the fourth quarter of 2001.

(c) Exhibits - see index to Exhibits on page 54 of this Form 10-K.

(d) Consolidated Financial Statement Schedules - All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or pertain to items as to which the required disclosures have been made elsewhere in the financial statements and notes thereto, and therefore have been omitted.

Item 14(c) Index to Exhibits

Description	S-K 601 Table Reference	Sequential Page Number
Plan of acquisition, reorganization, arrangement, liquidation or succession	2	N/A
Articles or incorporation and bylaws:	3	N/A
(a) Articles of Incorporation		(e)
(b) Bylaws		(d)
Instruments defining the rights of security holders including indentures	4	N/A
Voting trust agreements	9	N/A
Material contracts	10	(c)
Statement Re: Computation of per share earnings	11	(a)
Statements Re: Computation of ratios	12	(a)
Letter re: change in certifying accountant	16	N/A
Letter re: change in accounting principles	18	N/A
Subsidiaries of the registrant	21	58
Published report regarding matters submitted to vote of security holders	22	59-60
Consents of experts and counsel	23	61
Power of attorney	24	N/A
Additional exhibits	99	(b)

(a) The computation of minimum standard capital ratios, which are shown on page 44 of this filing, was done as specified in applicable regulatory guidelines. All other ratios presented may be clearly determined from the material contained in this filing.

(b) List of permitted nonbanking activities previously filed on pages 47-49 of Form S-4 Registration Statement of Citizens Financial Corp., SEC File No. 33-11423, dated February 19, 1987 is incorporated by reference into this filing.

(c) The Bank's Executive Supplemental Income Agreement as previously filed on pages 74 - 80 of its Form 10-K dated December 31, 1995 and thereafter amended and filed on page 62 of the Company's Form 10-K dated December 31, 1996, is incorporated by reference into this filing. Also incorporated by reference is the Company's Purchase and Assumption Agreement with South Branch Valley National Bank for the purchase of its banking facilities, assets and liabilities located in Petersburg, West Virginia dated December 17, 1999 and filed on pages 71-113 of the Company's Form 10-K dated December 31, 1999.

(d) The Company's Bylaws, which were previously filed on pages 64-71 of its Form 10-K dated December 31, 1998, are incorporated by reference into this filing.

(e) The Company's Articles of Incorporation, which were previously filed on pages 66-70 of its Form 10-K dated December 31, 1999, are incorporated by reference into this filing.

Signatures

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Citizens Financial Corp.

By /s/ Robert J. Schoonover
Robert J. Schoonover
President and Chief Executive Officer

By /s/ Thomas K. Derbyshire
Thomas K. Derbyshire
Treasurer and Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Max L. Armentrout Max L. Armentrout	Chairman of the Board and Director	3/12/02
__________ Robert N. Alday	Director	______
/s/ William J. Brown William J. Brown	Director	3/12/02
/s/ Edward L. Campbell Edward L. Campbell	Director	3/13/02
/s/ Raymond L. Fair Raymond L. Fair	Director	3/12/02
/s/ John F. Harris John F. Harris	Director	3/12/02
/s/ Cyrus K. Kump Cyrus K. Kump	Director	3/12/02
/s/ Robert J. Schoonover Robert J. Schoonover	Director	3/12/02
/s/ L. T. Williams L. T. Williams	Director	3/12/02

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15 (d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

The entire annual report and proxy materials mailed to the Company's stockholders has been furnished to the Commission for its information under separate cover, in paper format, concurrent with submission to stockholders on March 15, 2002 .

Exhibit 21

LIST OF SUBSIDIARIES OF CITIZENS FINANCIAL CORP.

Citizens Financial Corp., the registrant herein, certifies that it has two wholly-owned subsidiaries as of December 31, 2001 which are Citizens National Bank of Elkins, Randolph County, West Virginia, a national banking association incorporated in the state of West Virginia, and Citizens Financial Services, LLC, which is a member of a general insurance agency, ProServ, LLC, also incorporated in West Virginia.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 20, 2002

TO THE STOCKHOLDERS OF CITIZENS FINANCIAL CORP.:

Notice is hereby given that the Annual Meeting of Stockholders of Citizens Financial Corp. will be held in the lobby of the Citizens National Bank of Elkins, 211-213 Third Street, Elkins, West Virginia, on Saturday, April 20, 2002, at 11:00 A.M., for the purpose of voting on the following matters:

1. To fix the maximum number of Directors at nine (9).

2. To elect four (4) Directors to serve a full three-year term expiring in 2005. The nominees are: Max L. Armentrout; Raymond L. Fair; John F. Harris; and L. T. Williams.

   In addition to the foregoing nominees, the following five (5) persons presently are serving as members of the Board of Directors, for terms to expire in the year indicated for each member: Robert N. Alday (2003); William J. Brown (2004); Edward L. Campbell (2004); Cyrus K. Kump (2003); and Robert J. Schoonover (2004).

3. To conduct such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record as of the close of business on March 6, 2002 are entitled to notice and to vote at the meeting.

I urge you to sign and date the enclosed proxy and return it at once in the enclosed envelope. Proxies may be revoked at any time prior to the voting thereof.

By Order of the Board of Directors

Sincerely,

Leesa M. Harris
Secretary

March 14, 2002

PROXY

CITIZENS FINANCIAL CORP.
ANNUAL MEETING OF STOCKHOLDERS-SATURDAY, APRIL 20, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CITIZENS FINANCIAL CORP.

John A. Yeager, Carl Antolini, Jr., and Harriet E. Shaw, or any of them, each with all the powers and discretion the undersigned would have if personally present, are hereby appointed to represent the undersigned, with full power of substitution, at the Annual Meeting of Stockholders of Citizens Financial Corp. to be held on April 20 , 2002 (including any adjournments or postponements thereof), and to vote all shares of stock of Citizens Financial Corp. which the undersigned is entitled to vote on all matters that properly come before the meeting, subject to any directions indicated in the boxes below.

This Proxy shall be voted as follows (MANAGEMENT RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING):

1. **FIX THE MAXIMUM NUMBER OF DIRECTORS AT NINE (9)**

___ FOR **___ AGAINST** **___ ABSTAIN**

2. **ELECTION OF FOUR (4) CLASS 3 DIRECTORS** (To serve three-year terms until the Annual Meeting of Stockholders to be held in April, 2005).

___ FOR ALL NOMINEES LISTED BELOW **___ AGAINST ALL NOMINEES LISTED BELOW**

(INSTRUCTION: To vote against any individual nominee, strike a line through the nominee's name in the list below)

Max L. Armentrout
Raymond L. Fair
John F. Harris
L. T. Williams

3. **In the discretion of the Proxy representatives, to vote with respect to other matters that may come before the meeting or any adjournment thereof.**

THE PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED, IF NO DIRECTIONS TO THE CONTRARY ARE INDICATED IN THE BOXES PROVIDED, THE REPRESENTATIVES WILL VOTE "FOR" THE ABOVE LISTED PROPOSALS.

DATED this ___ day of __________________, 2002(Please date this Proxy).

____
Signature of Registered Owner

____
Signature of Registered Owner

Number of Shares Held:______

When signing as attorney, executor, administrator, trustee, or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

PLEASE DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

Securities and Exchange Commission
Washington, D. C.

We hereby consent to the inclusion in this Annual Report on Form 10-K of our report dated January 11, 2002, on our audit of the consolidated financial statements of Citizens Financial Corp. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in Part II, Item 8 of the 2001 Form 10-K of Citizens Financial Corp.

ARNETT & FOSTER, P.L.L.C.

Charleston, West Virginia
March 19, 2002